U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    QWEST COMMUNICATIONS INTERNATIONAL, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF US WEST RETIREES

3.  Address of person relying on exemption:
    1833 East Gary Street, Mesa, AZ   85203-4510

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]


               ASSOCIATION OF US WEST RETIREES
          1833 E. GARY STREET, MESA  AZ  85203-4510

May 1, 2005

DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR two very important shareholder
Resolutions on Qwest's proxy card for the upcoming
Annual Meeting on May 24 in Denver.

                 WE URGE YOU TO VOTE YOUR PROXY
         FOR PROPOSAL 5 (RECOVER UNEARNED COMPENSATION) AND
       FOR PROPOSAL 4 (SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS)

-- RECOVER UNEARNED EXECUTIVE COMPENSATION: PROXY ITEM NO. 5 ASKS THE BOARD TO ADOPT A POLICY WHEREBY, IN THE EVENT OF A SUBSTANTIAL DOWNWARD RESTATEMENT OF FINANCIAL RESULTS, THE BOARD WILL PURSUE ALL LEGAL REMEDIES TO RECOVER FOR SHAREHOLDERS THE UNEARNED BONUSES AND OTHER PERFORMANCE-BASED COMPENSATION MADE TO EXECUTIVE OFFICERS DURING THE PERIOD OF THE RESTATEMENT.

On March 15 the Securities and Exchange Commission charged former
Qwest CEO Joseph Nacchio and 10 other executives with orchestrating a "massive financial fraud" between 1999 and 2002. Last October
Qwest agreed to pay $250 million to settle SEC charges stemming from the fraud - and has set aside $750 million to pay other legal liabilities related to the accounting scandals. The SEC charged that Qwest "fraudulently recognized over $3.8 billion in revenue . . .
as part of a multi-faceted fraudulent scheme to meet optimistic and unsupportable revenue and earnings projections. Qwest's restated loss for 2000 and 2001 alone was $2.5 billion larger than originally reported.

Although Qwest's Board claims to have a pay-for-performance policy, it has taken no action during the nearly three years since the first restatement to recover unearned compensation from Nacchio and other charged executives. The amounts at stake are not trivial. Nacchio netted more than $230 million in stock sales between 1999 and 2001, while current board member Phillip Anschutz (who was Chairman of the Board at the time of the fraud) reaped $1.85 billion, according to the Denver Post.

Needless to say, shareholders did not fare so well. Qwest's stock price plunged from a post-merger high of $60 to nearly $1 after the initial restatement and Nacchio's forced resignation in June 2002. Rather than pursue restitution, Qwest's Board lavished additional unearned compensation on Nacchio, granting him $12.2 million in severance, a $3 million consulting contract, medical benefits for life, and even free long-distance phone service for 10 years (a benefit Qwest later eliminated for many of its retirees).

Qwest has taken no action, to our knowledge, to indicate it will seek to recover bonuses and profits on the exercise of equity grants related to the restatement and costly accounting fraud.

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Although the federal Sarbanes-Oxley Act encourages companies to seek restitution of performance compensation resulting from fraudulent accounting, it is not retroactive and covers only CEOs and CFOs. After this proposal was introduced, Qwest's Board adopted a policy saying it will review and consider recovering unearned compensation in the future - however, that policy is limited, as it seems to be premised on a finding of individual wrongdoing.

We believe executive compensation should be closely tied to actual financial performance. When there is a substantial restatement - and particularly one resulting from fraud or mismanagement - the Board should undertake to recover for shareholders money that was not earned or deserved.

-- SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPS): ITEM NO. 4 ASKS
THE BOARD TO SEEK SHAREHOLDER APPROVAL FOR FUTURE NON-QUALIFIED PENSION PLANS OR INDIVIDUAL RETIREMENT ARRANGEMENTS THAT PROVIDE PREFERENTIAL BENEFITS FOR SENIOR EXECUTIVES. THE BOARD WOULD RETAIN THE OPTION TO SEEK SHAREHOLDER RATIFICATION AFTER THE MATERIAL TERMS OF AN EXECUTIVE'S EMPLOYMENT ARE AGREED UPON.

Qwest guarantees extra pension benefits - and "pension parachutes" - to certain executive officers that far exceed the benefit formulas that apply either to managers or to employees under the Company's rank-and-file pension plan. According to Qwest's 2004 proxy (p. 26), last year executive officers received a baseline contribution equal to 3% of their pay (salary plus bonus), a fixed return, plus an additional interest credit equal to the appreciation in the price of Qwest's stock (to the extent it exceeds the U.S. Treasury bond rate).

While this additional interest credit came on top of the fixed return received by other management employees, it is trivial compared to the additional SERP payments guaranteed to CEO Richard Notebaert, CFO Oren Shaffer and Executive VP Barry Allen. The 2005 proxy (p. 25) reports that Notebaert and Allen are eligible for lump sum pension payouts equal to $15.1 million and $9.9 million, respectively, based on applying the SERP formulas that were in place at their previous employer, SBC Communications, including credit for years of service at SBC!

In addition, Notebaert, Shaffer and Allen have in their employment agreements a "pension parachute." If they terminate within two years after a Change in Control, their pension benefit is calculated as if they had two additional years of service.

Because these costly SERP contributions are guaranteed and not performance-based, they do nothing in our view to align management incentives with long-term shareholder interests. This proposal will encourage more reasonable SERP formulas for future agreements with top senior executives. Like the 2003 resolution requesting shareholder approval of future "golden parachute" severance agreements - approved by 97% of the shares voted - we believe the future award of extraordinary non-tax-qualified pension benefits should be submitted for shareholder approval, as part of a "checks and balances" system to ensure reasonable SERP agreements.

We hope you will join us and vote your shares FOR proposals No. 4 and No. 5.

Sincerely,

/s/ Eldon Graham                  /s/ Howard Rickman
Eldon Graham                      Howard Rickman
Qwest Shareholder and member,     Qwest Shareholder and member
Association of US West Retirees   Association of US West Retirees

PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE ENTIRELY
BY THE RETIREE ORGANIZATIONS AFFILIATED WITH THE ASSOCIATION OF
US WEST RETIREES.  THIS LETTER IS NOT A SOLICITATION.

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